United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)


Name of Issuer:			Novitron International, Inc.
Title of Class of Securities:	Common Stock
CUSIP Number:			670088103








































CUSIP No.  670088103					Page 2 of 4 Pages

1. Name of Reporting Person			Alphi Investment Management Company
						IRS No. 36-3588013

2. Check the appropriate box if a member of a group		(a) [ ]       (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization					Illinois

5. Sole Voting Power							391,900

6. Shared Voting Power			  			           	  26,000

7. Sole Dispositive Power							417,900

8. Shared Dispositive Power					           	           0

9. Aggregate Amount Beneficially Owned by Each Reporting Person		417,900

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	 [ ]

11. Percent of Class Represented by Amount in Row 9		   	    10.5%

12. Type of Reporting Person						        IA




























Item 1(a).  Name of Issuer

	This Amendment No. 1 to the Schedule 13G relates to the Shares of Common Stock of Novitron International, Inc. (the "Shares" and the "Company" respectively).

Item 1(b).  Address of Issuer's Principal Executive Offices

	The executive offices of the Company are located at One Gateway Center, Newton, MA 02158.

Item 2(a).  Name of Person Filing

	This Amendment No. 1 to the Schedule 13G is being filed on behalf of Alphi Investment Management Company ("AIMCO"), an Illinois corporation.

Item 2(b).  Address of Principal Business Office

	The principal business offices of AIMCO are located at 155 Pfingsten Road, Suite 360, Deerfield, IL 60015.

Item 2(c).  Citizenship

	U.S.A.

Item 2(d).  Title of Class of Securities

	Common Stock

Item 2(e).  CUSIP Number

	670088103

Item 3.  Type of Person

	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership

	(a)  	Amount Beneficially Owned:			417,900

	(b)	Percent of Class:			   		10.5%

	(c)	Number of shares as to which person has:

		(i)	sole power to vote or to direct the vote:	391,900
	    	(ii)	shared power to vote or to direct the vote:	  26,000
		(iii)	sole power to dispose or to direct the disposition of:	417,900
		(iv)	shared power to dispose or to direct the disposition of:         0

Item 5.  Ownership of Five Percent or less of a Class		Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	Alphi Fund L.P. ("Alphi"), a Delaware limited partnership is the beneficial owner of 391,900 Shares, which is  9.9% of the 3,965,940 Shares of the
Company deemed to be outstanding as of December 31, 1995.  AIMCO, in its capacity as general partner of Alphi, has the sole power to vote and sole power to dispose of 391,900 Shares owned by Alphi.  Individual limited partners of Alphi (but not the principals of AIMCO) may own Shares which are not included in the aggregate number of Shares reported in Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company
	Not applicable.

Item 8.  Identification and Classification of Members of the Group
	Not applicable.

Item 9.  Notice of Dissolution of Group
	Not applicable.

Item 10.  Certification

	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						February  8, 1996
								Date
						Philip R. Smith
								Signature
						Philip R. Smith   /   Secretary
        Name/Title